Meridian Gold Inc.

9670 Gateway Drive, Suite 200

Reno, Nevada 89521

Phone:  (775) 850-3777

Fax:

 (775) 850-3733

MERIDIAN GOLD INC. CONFIRMS PUBLIC HEARING

Reno, Nevada, February 7, 2003 – The public hearing for the Esquel gold project in Argentina has been confirmed for March 29th.  In November 2002, Meridian submitted the Argentine equivalent of an Environmental Impact Statement to the governmental authorities.  The following month, the governmental authorities provided comments, to which Meridian responded.   Ongoing communication with the provincial authorities is continuing in a very positive manner.

Despite the progress made on the permitting process, a small group of people continues to demonstrate against the project and provide false and misleading information.  The individuals have also, not subtly, influenced the city council of Esquel to vote on three issues: to hold a town referendum on the project before the public hearing; the banning of the use of cyanide within the city limits; and finally, the rejection of the Argentine Mining Law.

Argentine legal counsel is confident that each of these issues is beyond the jurisdiction of the local authority.  However, Meridian is presenting the benefits of the project to the local community, irrespective of a referendum.  The Esquel project will meet or exceed all of the required environmental and safety standards using all the latest technologies including cyanide destruction.  The project, located behind a large mountain range at the edge of the city limits and completely out of sight of the town, will be the safest project Meridian has built.  Meridian has a 20-year track record of superior environmental compliance and going the extra mile to ensure sustainable development.

In addition, the company is convinced the Esquel project will have a very positive impact on the local economy, the province, and the Argentine community by creating jobs, increasing commerce and paying taxes.